Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial Editors:
           Northcore reports first quarter 2009 financial results

           (TSX: NTI; OTCBB: NTLNF)

           TORONTO, May 13 /CNW/ - Northcore Technologies Inc. (TSX: NTI;
OTCBB:NTLNF), a global provider of asset management technology solutions, announced today its interim financial results for the first quarter ended
March 31, 2009. All figures are reported in Canadian dollars.
           Northcore reported revenues of $159,000 for the first quarter, a decrease of 10 percent from the $177,000 generated in the fourth quarter of 2008. In the same period of 2008, Northcore generated revenues of $157,000.
           Northcore derives its revenues from application hosting activities provided to customers, royalty fees from its business partners, the sale of software licenses, and the delivery of technology services, such as application development and software customization.
           Northcore reported a loss for the first quarter of $759,000 or $0.01 per share, basic and diluted. This compares to a loss of $552,000 or $0.01 per share, basic and diluted, in the fourth quarter of 2008. In the first quarter of 2008, Northcore reported a loss of $692,000 or $0.01 per share, basic and diluted.
           Northcore also reported an EBITDA loss in the first quarter of 2009 of
$472,000. This compares to an EBITDA loss of $315,000 in the fourth quarter of
2008 and an EBITDA loss of $526,000 in the first quarter of 2008.
           EBITDA loss is defined as losses before interest, taxes, depreciation, and employee stock options. Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.
           As at March 31, 2009, Northcore held cash and cash equivalents of
$1,176,000, and accounts receivable of approximately $174,000.

           Operating Highlights

           Northcore has completed the following customer and operating activities in the period:

           <<
           -   Renewed a major application hosting contract with a key strategic partner with an expanded scope of services;
           -   Deployed a new mobile inspection application for an industry leader in the material handling business;
           -   Entered into a strategic partnership with Motorola following the success of the migration of Asset Tracker technology to an industrial use mobile platform;
           -   Deployed enhancements to two major Asset Tracker implementations under client engagement; and
           -   In addition to the conversion of $816,000 secured subordinated notes into equity, the Company raised $1,320,000 of new equity through the exercise of the associated warrants.
           >>

           Outlook

           "Northcore's first quarter results were challenged as prospective customers re-evaluated cost reducing alternatives," said Duncan Copeland, CEO of Northcore Technologies. "However, the recent migration of Asset Tracker technology to an industrial mobile platform, well suited for use in challenging physical environments, with connectivity to our Asset Seller product, was evaluated as a "resounding success" by the customer during its pilot test. This project has resulted in a request for broader technology solutions from the customer, set a new standard of excellence for asset disposition and created a product suite that is attractive to other customers.
With the recent addition of a senior sales leader to our team, we have high expectations for enhanced sales and marketing activity at Northcore."
           Northcore will hold a conference call at 10:00 a.m. (Eastern time) on
Thursday May 14 to discuss its financial results and review operational activities. Investors and followers of the Company can listen to a live broadcast of the call from the investor relations section of the Company's website, www.northcore.com.

           <<
           About Northcore Technologies Inc.
           ---------------------------------
           >>
           Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.
Northcore works with a growing number of customers and partners in a variety of sectors including financial services, oil and gas and government.
           Northcore owns a 50 percent interest in GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.
           Additional information about Northcore can be obtained at
www.northcore.com.

           This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

           <<
                                (financial results follow)

                                Northcore Technologies Inc.
                                Consolidated Balance Sheet
                        (expressed in thousands of Canadian dollars)
                                (Canadian GAAP, Unaudited)
           -------------------------------------------------------------------------

                                               -------------------------------------
                                                 March 31,    March 31, December 31,
                                                   2009         2009        2008
                                               -------------------------------------
                                                              (in US$)

                                                            translated
                                                            into US$ at
                                                            Cdn$ 1.2606
                                                                for
                                                            convenience

           Cash                                $    1,176   $      933   $      460
           Other current assets                       206          163          333
           Other assets                                15           12           19
                                               -------------------------------------
             Total assets                      $    1,397   $    1,108   $      812
                                               -------------------------------------
                                               -------------------------------------

           Accounts payable and accrued
            liabilities                        $      882   $      700   $      948
           Deferred revenue                            19           15           30
           Current portion of long term debts       1,382        1,096        1,507
           Non-current portion of long term
            debts                                     624          495          730
           Shareholders' deficiency                (1,510)      (1,198)      (2,403)
                                               -------------------------------------
             Total liabilities and
              shareholders' deficiency         $    1,397   $    1,108   $      812
                                               -------------------------------------
                                               -------------------------------------

                                Northcore Technologies Inc.
               Consolidated Statement of Operations and Comprehensive Income
           (expressed in thousands of Canadian dollars, except per share amounts)
                                (Canadian GAAP, Unaudited)
           -------------------------------------------------------------------------

                                                         Three Months Ended
                                               -------------------------------------
                                                              March 31,
                                               -------------------------------------
                                                   2009         2009         2008
                                               -------------------------------------
                                                              (in US$)

                                                            translated
                                                            into US$ at
                                                            Cdn$ 1.2606
                                                               for
                                                            convenience

           Revenue                             $      159   $      126   $      157
                                               -------------------------------------

           General and administrative                 440          349          443
           Customer service and technology            174          138          178
           Sales and marketing                         17           14           62
           Employee stock options                      48           38           10
           Depreciation                                 8            6            9
                                               -------------------------------------
             Total operating expenses                 687          545          702
                                               -------------------------------------

           Loss from operations before the
            under-noted                              (528)        (419)        (545)
                                               -------------------------------------

           Interest expense:
             Cash interest expense                     95           75           69
             Accretion of secured subordinated
              notes                                   136          108           78
                                               -------------------------------------
                                                      231          183          147
                                               -------------------------------------

                                               -------------------------------------
           Loss and comprehensive loss for
            the period                         $     (759)  $     (602)  $     (692)
                                               -------------------------------------
                                               -------------------------------------

           Loss per share, basic and diluted   $    (0.01)  $    (0.01)  $    (0.01)
                                               -------------------------------------
                                               -------------------------------------

           Weighted average number of shares
            outstanding basic and diluted (000's) 119,852      119,852      108,508
                                               -------------------------------------
                                               -------------------------------------
           >>

           %SEDAR: 00019461E          %CIK: 0001079171

           /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, Fax: (416) 640-0412, E-mail:
InvestorRelations(at)northcore.com/
           (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 17:30e 13-MAY-09